SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

SECURITIES AND EXCHANGE COMMISSION
Washington

08027193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascadia Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Fifth Avenue, Suite 2600
(No. and Street)

Seattle, WA 98104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Hemingway 206-436-2516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, P.S.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, #240 Bellevue, WA 98005
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel S. Hemingway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascadia Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
MICHELLE H KENNEDY
My Appointment Expires Dec 19, 2010

Signature

Financial Operations Principal
Title

Michelle H Kennedy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

CASCADIA CAPITAL, LLC

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2007 and 2006
INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2008

To the Member
Cascadia Capital, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Cascadia Capital, LLC (a wholly owned subsidiary of Cascadia Capital Holdings, LLC) as of December 31, 2007 and 2006, and the related statements of earnings, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Cash	$1,030,794	$61,889
Receivables, net	883,488	
Total assets	$1,914,282	$61,889
LIABILITIES		
Deferred revenue	$33,000	
Accounts payable to Parent	195	$195
Total liabilities	33,195	195
MEMBER'S EQUITY	1,881,087	61,694
Total liabilities and member's equity	$1,914,282	$61,889

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Success fees	$8,640,339	$7,805,007
Consulting and other income	1,483,848	1,381,760
Total revenues	10,124,187	9,186,767
EXPENSES		
Expense allocation from Parent	4,759,375	5,097,321
Net earnings	$5,364,812	$4,089,446

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Capital contributed	Receivable from Parent	Accumulated Earnings	Total
Balance - January 1, 2006	$62,811	($7,533,904)	$7,532,034	$60,941
Transfers of receivables to Parent, net		(4,088,693)		(4,088,693)
Net earnings			4,089,446	4,089,446
Balance - December 31, 2006	62,811	(11,622,597)	11,621,480	61,694
Transfers of receivables to Parent, net		(3,545,419)		(3,545,419)
Net earnings			5,364,812	5,364,812
Balance - December 31, 2007	$62,811	($15,168,016)	$16,986,292	$1,881,087

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities		
Net earnings	$5,364,812	$4,089,446
Adjustments to reconcile net earnings to net cash provided by operating activities		
Transfer of receivables to Parent, net	(3,545,419)	(4,088,693)
Increase in receivables, net	(883,488)	
Increase in deferred revenue	33,000	
Net cash provided by operating activities	968,905	753
Net increase in cash	968,905	753
Cash at beginning of year	61,889	61,136
Cash at end of year	$1,030,794	$61,889

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment advisor focusing nationally on companies in the following areas: sustainable industries, information technology, communications, consumer and retail, security and defense, business services and manufacturing, transportation and logistics, and industrial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in financing activities. Success fees are recorded at the time the financing is completed, the income is fixed and determinable and collectibility is reasonably assured.

On occasion, the Company may receive a portion of its fees in equity securities of its clients. These non-cash fees received are recorded at estimated fair value, which may include discounts for required holding periods or other factors.

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

NOTE 1 – continued:

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days of invoicing and are stated at amounts due from customers net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2007, an allowance of $40,000 was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. The Company generally does not accrue interest on past due receivables.

The accounts receivable serve as collateral on the Parent's line of credit.

Concentration of Credit Risk -

Accounts maintained at the Company's bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion, it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of consulting and success fees, and valuation of fees received in equity securities of its clients.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2006 and through the third quarter of 2007, the Company transferred receivables, including collection risk, for consulting and success fees to its parent. The total transferred for the years ended December 31, 2007 and 2006 was $8,304,794 and $9,186,014, respectively.

The Company is charged for the operational expenses, primarily wages and other personnel costs and facility costs, incurred by its Parent on behalf of the Company. These amounts totaled $4,759,375 and $5,097,321 during the years ended December 31, 2007 and 2006, respectively, of which $195 is payable to the Parent at December 31, 2007 and 2006.

The receivable from the Parent totaling $15,168,016 and $11,622,597 at December 31, 2007 and 2006, respectively, is comprised of third-party accounts receivable and cash transferred less operational expenses incurred by the Parent. The receivable from the Parent is netted against member's equity in the Statement of Changes in Member's Equity.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. In 2004, the Company was required to maintain minimum net capital of $5,000. During 2005, the Company expanded its scope of possible activities and is now required to maintain minimum net capital of $50,000. As of December 31, 2007 and 2006, the Company had net capital of $1,881,087 and $61,694, respectively, which was $1,831,087 and $11,694, respectively, in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 as of December 31, 2007 and 0.00 to 1 as of December 31, 2006.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Aggregate Indebtedness	
Total liabilities	$33,195
Less: accounts payable to Parent	(195)
Aggregate indebtedness	$33,000
Net Capital	
Member's equity	1,881,087
Adjustments to net capital pursuant to Rule 15c3-1	
Net capital	$1,881,087
Computation of Basic Net Capital Requirement	
Minimum net capital required	$50,000
Excess net capital	$1,831,087
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$1,877,787
Ratio of aggregate indebtedness to net capital	0.02 to 1

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2007 computed by Cascadia Capital, LLC in its unaudited Form X-17a-5a, Part IIA, as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

February 15, 2008

To the Member
Cascadia Capital, LLC

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Cascadia Capital, LLC (a wholly owned subsidiary of Cascadia Capital Holdings, LLC) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or obtain or maintain physical possession or control of all fully paid and excess margin securities of customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

END